March 13, 2007

Duane DeSisto
President and Chief Executive Officer
Insulet Corporation
9 Oak Park Drive
Bedford, Massachusetts 01730

**Re:     Insulet Corporation**
        **Registration Statement on Form S-1**
        **Filed February 14, 2007**
        **File No. 333-140694**

Dear Mr. DeSisto:

        We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information.  This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range.

Table of Contents

2.      You may not disclaim responsibility for the accuracy of your disclosure.  Please revise the last two sentences accordingly.

Prospectus Summary, page 1

Our Market, page 1

3.      Clarify under this caption that your current market is the east coast region of the United States, and identify the states where your products are sold.

4.      In the second paragraph, state the percentage of Type 2 diabetics that are insulin-dependent.

5.      Please provide us with the industry reports cited throughout the prospectus, clearly marked to support references made in your prospectus.  For example, you cite the International Diabetes Federation on page 1 and Frost & Sullivan on page 2.  In addition, please tell us whether these sources consented to your use of their data and whether any reports were prepared specifically for your use.

6.      In the last paragraph under this caption, state the percentage of people with Type 2 diabetes that use CSII therapy.

7.      Please provide support for the claims regarding the advantages of CSII therapy made here and throughout the prospectus.

Our Solution

8.      In the business section, discuss in more detail the awards your designs and technology have won.

Risk Factors, page 8

9.      If material, please add a risk factor that addresses the fact that you may issue authorized but unissued shares of common and preferred stock without further shareholder approval and that these shares may be granted rights and preferences that are greater than those of common shares being offered pursuant to this prospectus.

We have incurred significant operating losses…, page 8

10.     Quantify the extent to which you are selling the OmniPod System at a loss.

11.     Expand the caption to specifically state that your independent auditor has issued an opinion that expresses substantial doubt about your ability to continue as a going concern.

Failure to secure …, page 10

12.     Disclose the number of states where you have entered into reimbursement
        contracts.

Use of Proceeds, page 25

13.     Please provide the disclosure required by Item 504 or Regulation S-K regarding
        the approximate amount of proceeds from this offering intended to be used for
        each stated purpose.

14.     Under Risk Factors, page 20, you indicate that you secured a credit facility that
        requires you to complete a second manufacturing line by a specified date.  Under
        "Use of Proceeds" you indicate that you intend to use the proceeds from this
        offering for, among other things, "the completion and enhancement of our
        automated manufacturing capabilities to increase our manufacturing capacity."
        Please revise to indicate more specifically the meaning of "enhancement" and
        whether this includes the making of the second manufacturing line.

Capitalization, page 26

15.     "Cash and cash equivalents" is not a component of capitalization as applicable to
        this disclosure. Please revise to remove that caption from the presentation of
        capitalization.

Management's Discussion and Analysis . . ., page 31

16.     Please disclose the rate of returns you have experienced pursuant to your Starter
        Kit refund policy.  Also, please tell us what percentage of patients who purchased
        your OmniPod system continue to use your system.

Business, page 44

Current Insulin Therapy, page 45

17.     Please furnish supplemental support for the bullets listed on page 45.

Our Solution, page 48

18.     In the second bullet, we note that an OmniPod is worn for "up to three days."
        Please disclose the average number of days an OmniPod lasts before it needs to be
        replaced.

Our Strategy, page 49

19.     Please file any material agreement with Abbot Diabetes Care Inc. entered into in connection with the partnership mentioned in the penultimate bullet on page 50.

Manufacturing and Quality Assurance, page 57

20.     Disclose your current manufacturing capacity and your expected manufacturing capacity when your existing manufacturing line becomes fully automated.  Also disclose your current manufacturing level as a percentage of current capacity.

21.     File your agreement with a subsidiary of Flextronics International Ltd. mentioned in the first full paragraph on page 58.

Third-Party Reimbursement, page 63

22.     Explain in more detail the situations where third party payors typically have denied reimbursement.

23.     We note the limitations on Medicare coverage.  It appears that your risk factor disclosure regarding reimbursement should be expanded accordingly.

Principal Stockholders, page 84

24.     Please identify the natural persons who have or share beneficial ownership for each of the entities named in the table.

Financial statements, page F-1

General

25.     Please update the financial statements as required by Rule 3-12 of Regulation S-X and include an updated accountant's consent in the amended filings.

Note 2 Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

26.     We see you indicate revenues are derived from the sale to new customers of OmniPods and Starter Kits, which include the PDM, two OmniPods, the OmniPod System User Guide and our Interactive Training CD, and from the follow-on sales of OmniPods to existing customers.  Please provide us with (and revise the filing to disclose) more information about your accounting policy for

sales to new customers.  Specifically address how the stated policy complies with SAB 104 or other authoritative literature.

Stock Based Compensation, page F-11

27.     We note that on page F-12 you refer to using the valuation of an independent third party when determining the fair value of your common stock.  Please revise the filing to name the independent valuation expert here and in the Experts section, and include its consent as an exhibit.  Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Part II

Item 17. Undertakings, page II-5

28.     Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings.  Please revise your filing to include those undertakings.

Exhibits

29.     We note that you have requested confidential treatment for portions of exhibit 10.1.  We will review and provide any comments on your request separately.  Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement.

*     *     *     *     *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,


Peggy Fisher
Assistant Director


cc (via fax):    Raymond C. Zemlin, Esq., Goodwin Proctor LLP
                 Daniel P. Adams, Esq., Goodwin Proctor LLP